DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

December 13, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F. Street, NE
Washington, D.C. 20549-4631

Attention:	Edward M. Kelly, Esq.

Dear Sirs:

Re:	Degaro Innovations Corp. (the “Registrant”)
Amendment No. 1 to Registration Statement on Form S-1
Filed October 5, 2010
File No. 333—169770

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 4, 2010 (the “Comment Letter”) regarding the above-referenced Registration Statement of the Registrant filed with the Commission on October 5, 2010. In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Registrant’s responses correspondingly numbered with the Staff’s comments as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in Amendment No. 1.

General

1.

Your disclosure indicates that Degaro Innovations is a development stage company with nominal assets, no revenues, no firm commitments for raising additional financing, no operating history, no customers, and no employees. These and other facts suggest that Degaro Innovations’ proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis why you believe that Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2). As applicable, please revise your prospectus to state, if true, that you are not a blank check company and have no plans or intentions to engage in a business combination with another entity.

Response: The Registrant does not believe that Rule 419 of Regulation C under the Securities Act of 1933, as amended, (the “Act”) applies to the Registrant.

Rule 419 of the Act defines a “blank check company” as a (i) development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and (ii) is issuing a penny stock.

The Registrant does not believe that it can be classified as a “blank check company” since the Registrant has a specific business plan in which it intends to engage and currently has no intention of engaging in a merger or acquisition with an unidentified company or other entity or person. The Registrant intends to engage in marketing and distributing solar panel systems for household applications in the Jamaican and Caribbean markets. In furtherance of such efforts, the Registrant investigated suppliers for the products it intends to distribute and currently anticipates purchasing such products from Shenzhen Commonpraise Solar Co., Ltd.

The Prospectus Summary and Description of Business in the amended Registration Statement have been updated to include statements regarding the application of Rule 419.

2.

Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, nothing the companies that are still actively reporting with the United States Securities and Exchange Commission.

Response: We have disclosed that our sole officer and director or affiliates have not been previously involved in the management or promotion of of, and have not held a controlling interest in any other previous registration statement of companies. Therefore, there are no companies that are viable or dormant and which businesses have been modified and restated from that described in their offering documents, and the sole officer and director have no connection to companies that are still actively reporting with the United States Securities and Exchange Commission.

3.

We note that Degaro Innovations is proposing to register the resale of 21,155,000 shares by the selling securityholders. We further note that this resale would occur on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction might be a primary offering. Because Degaro Innovations does not appear to be eligible to conduct a primary offering on Form S-3. Degaro Innovations is ineligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe that Degaro Innovations can rely on Rule 415(a)(1)(i) for this transaction…

Response: Rule 415(a) (1) (i) excludes from continuous offerings shares sold by parents or subsidiaries of the issuer. We note that none of the selling shareholders is a parent, subsidiary, or otherwise an affiliate of the Registrant, Furthermore, there are no agreements or arrangements among the Registrant and the selling shareholders or any affiliate of the Registrant whereby funds received by the selling shareholders would be reinvested in the company. The Registrant will receive no proceeds from the sale of the securities being registered. Accordingly, the Registrant does not believe that the proposed offering is properly characterized as a primary offering or that it falls outside the meaning and intent of Rule 415(a)(1)(i).

4.

Please revise the disclosure throughout the filing to state that Degaro Innovations is a shell company because it appears from the disclosure that Degaro Innovations has both nominal operations and nominal assets. See Rule 405 of Regulation C under the Securities Act. Further, please revise the related Rule 144 disclosure to reflect that Degaro Innovations currently is a shell company.

Response: The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having “no or nominal operations”. From inception, the Registrant’s management has devoted a significant amount of time to the development of the Registrant’s business. In furtherance of the Registrant’s planned business, the Registrant’s management investigated the market demand for solar power in the Jamaican and Caribbean markets, raised seed capital, investigated various suppliers of solar power equipment, decided on a supplier of solar power equipment and most recently purchased a complete 1.5KW solar system for demonstration purposes. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as having “no or nominal operations”.

5.

Please disclose the specific factual basis for and the context of all Degaro Innovations’ beliefs, understandings, estimates, and opinions. To the extent that Degaro Innovations relies on market analyses, please disclose whether the source is publicly available. If the source is unavailable for nominal or no charge, Degaro Innovations must provide consent for its use or adopt the information as its own. Also, please provide us copies of all sources used for disclosure of statistics.

Response: The Registration Statement has been revised to include relevant source citations. Copies of all sources relevant to the disclosure of statistics have been enclosed with the copy of this letter.

6.

The legal opinion filed as exhibit 5.1 to the registration statement makes reference to the legal matters section of the prospectus. We are unable to locate that section. Please revise to include that section.

Response: The Registration Statement has been revised in accordance with your comment.

Front Cover Page of the Registration Statement

7.	The EDGAR system reflects that Degaro Innovations’ primary standard industrial classification code number is 5211. Please revise.

The Registrant’s primary standard industrial classification code number has been revised on EDGAR.

Our Business, page 5

8.

Please revise to make clear that the actions in which Degaro Innovations discloses that it is engaged are in fact actions in which Degaro Innovations intends to or hopes to engage. Please make conforming revisions throughout the prospectus, including but not limited to the prospectus summary.

Response: The Registration Statement has been revised in accordance with your comment.

9.

The prospectus states that Degaro Innovations has ordered products from Shenzhen Commonpraise Solar Co., Ltd. Since your disclosure states also that Degaro Innovations has not earned any revenue from the sale of its products, disclose the products that Degaro Innovations has ordered from Shenzhen Commonpraise Solar Co., Ltd., and explain why Degaro Innovations ordered the products.

Response: The Registrant has purchased a 2.0KW system from Shenzhen Commonpraise Solar Co. Ltd., for testing, marketing and display purposes. The specifications and manufacturer estimated capacities of the 2.0KW system are as follows:

2.0KW System
Items	Rated Watt (W)	Quantity (pcs)	Working Time (hour)	Consumption (wh)
Light	11	6	4	264
computer	100	1	5	500
printer	30	1	1	30
fax	150	1	1	150
Refrigerator	100	1	24	2400
TV receiver	25	1	6	150
TV (21")	70	1	6	420
water pump	200	1	0.5	100
Total	741	13		4014
system components
Items	Total capacity	Model	Power	Quantity (PCS)
Polycrystalline solar panels	1440WP	PS180-24P	180W	8

Lead-acid battery	1000AH/24V	GP1000	1000AH/2V	12
Controller	50A/24V	PC5024	1200W/24V	1
Inverter	1KW	PN10220C	1KW/220V	1
Brackets and cable

Certificates	CE&RHOS
Quality Assurance	Solar panels:20 years; Battery: 1years Controller and inverter:1 years

The Registration Statement has been revised accordingly.

Risk Factors, page 8

10.

Add a discrete risk factor which addresses the facts that Degaro Innovations’ sole director and officer is not obligated to commit her full time and attention to its business and may have conflicts of interests in allocating her time between Degaro Innovations’ operations and those of other businesses and in determining to which entity a particular business opportunity should be presented. We note the disclosures on pages 37 and 43.

Response: The Registration Statement has been revised in accordance with your comment.

We require additional funding to continue our operations…, page 9

11.	Quantify the additional funding that Degaro Innovations requires to continue its operation over the next 12 months. We note the disclosure on pages 14 and 38.

Response: The Registration Statement has been revised in accordance with your comment.

There is a shortage of semi-conductor grade silicon…, page 9

12.	Please revise to clarify how this risk factor in general and the last paragraph of this risk factor in particular is applicable to your proposed distribution business.

Response: The Registration Statement has been revised to remove this risk factor.

The current status of our business depends on securing contracts with suppliers…page 9

13.	Please explain the disclosure here about a current supply relationship with the disclosure elsewhere that you have no “definitive agreement” with Shenzhen Commonpraise Co., Ltd.

Response: Currently there is no agreement in place with Shenzhen Commonpraise Co., Ltd. Shenzhen Commonpraise is the Registrant’s preferred manufacturer and has informally agreed to provide the Registrant with privately labelled solar systems. Shenzhen Commonplace customarily offers these services on an as needed basis, and therefore an exclusive distribution agreement is unnecessary. The Registration Statement has been revised to elaborate on this subject.

Description of Business, page 25

14.

Provide a discussion of government and economic incentives for promoting the use of solar energy in on-grid applications in the Jamaican and Caribbean markets where Degaro Innovations intends to market and distribute solar panel systems. Additionally, if applicable, address any regulatory mandated exception for solar power systems in the Jamaican and Caribbean market. We note the risk factors “Existing regulations and policies and changes to these regulation and policies…” and “The reduction or elimination of government and economic incentives…” on page 10.

We have included the requested discussion beginning on page 25 of the Registration Statement

Note 5. Subsequent Events, page F-8

15.	Please disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

Response: The following information has been included in Note 5 of the audited financial statements:

“In accordance with ASC 855, the Company evaluated subsequent events through October 5, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.”

Undertakings, page 52

16.	The undertakings in paragraphs 4(i)-(iv) do not appear applicable to this offering. Please revise.

Response: The Registration Statement has been revised in accordance with your comment.

Signatures, page 54.

17.

The registration statement must be signed by the principal executive officer, the principal financial officer, and the principal accounting officer or controller. Further any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to the signatures on Form S-1, and revise.

Response: The Registration Statement has been revised in accordance with your comment.

Exhibit 21.1

18.	The exhibit was not filed. Please file the exhibit in the next amendment to the registration statement.

Response: The exhibit will be filed with the amended Registration Statement.

Exhibit 23.1

19.	Please make arrangements with your auditors to have them revise their consent to ensure that the report date included on the consent is consistent with the actual report date included on page F-1.

Response: We have filed a consent dated concurrently with the audit report with the amended Registration Statement.

Yours truly,

/s/ Sheryl Briscoe

Sheryl Briscoe